

June 1, 2012

Via E-mail
Sashi Jagdishan
Group Head Finance
HDFC Bank Limited
HDFC Bank House, Senapati Bapat Marg
Lower Parel, Mumbai. 400 013, India

  Re: **HDFC Bank Limited**
    Form 20-F for Fiscal Year Ended March 31, 2011
    Filed September 30, 2011
    File No. 001-15216

Dear Mr. Jagdishan:

  We have reviewed your April 17, 2012 response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2011

2. Summary of Significant Accounting Policies

(i) Allowance for Credit Losses, page F-11

1. Please refer to our prior comment two. We note that charge-offs are determined for retail business loans based on a customer by customer basis, and not based on defined delinquency levels like the remainder of your retail portfolio. Considering the significance of the balance of retail business loans to the total retail loan portfolio, please revise your proposed disclosures to include a description of the facts and circumstances considered when determining whether to charge-off balances related to these loans.

11. Loans, page F-23

2. We note that the balances of retail business loans and other retail loans included in your disclosure of the balance of loans by class of loan on page F-23 at March 31, 2010 does not agree to the balances of retail business loans and other retail loans included in your delinquency disclosures on page F-24. Please clarify whether you have changed your method of classification for these loans and reconcile the difference between these two disclosures.

3. We note your tabular roll forward of the changes in the allowance for loan losses on the bottom of page F-26, which indicates that the only allocated allowance relates to your impaired loans disclosed above on page F-25 that appear to be collectively measured for impairment under ASC 310-10. We note a similar disclosure on page F-20 in your Form 8-K filed May 10, 2012. The remainder of your allowance is unallocated and appears to relate to the loans collectively measured for impairment under ASC 450. The disclosure requirements of ASC 310-10-50-11C require this disclosure to be provided by portfolio segment for loans evaluated under both ASC 310-10 and ASC 450 for each portfolio segment. Therefore, please revise your future filings to provide disclosure of your unallocated allowance for both retail and wholesale loans.

4. We also note your disclosure of the balance of loans that is disaggregated by impairment method at the bottom of page F-26, which you provide for loans that appear to be evaluated for impairment under ASC 310-10. We again note a similar disclosure on page F-20 in your Form 8-K filed May 10, 2012. ASC 310-10-50-11C requires this disclosure by portfolio segment for loans evaluated under both ASC 310-10 and ASC 450 for each portfolio segment. Therefore, please revise your future filings to provide disclosure of the balance of loans measured for impairment collectively under ASC 450 and individually or collectively measured for impairment under ASC 310-10 for both retail and wholesale loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant